

December 7, 2021

Daniel Shribman
Chief Executive Officer and Chief Financial Officer
B. Riley Principal 150 Merger Corp.
299 Park Avenue, 21st Floor
New York, New York 10171

>   **Re: B. Riley Principal 150 Merger Corp.**
>   **Draft Registration Statement on Form S-4**
>   **Submitted November 8, 2021**
>   **CIK No. 0001839360**

Dear Mr. Shribman:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4 Submitted November 8, 2021

Cover Page

1.   We note your disclosure that "the outstanding principal and accrued interest upon certain convertible promissory notes of FaZe ('FaZe Notes') shall be converted into FaZe common stock (such exercises and conversions, collectively, the 'Company Conversion')." Please amend your disclosure to provide an estimate of the amount of shares of FaZe common stock that will be issued pursuant to the Company Conversion, and discuss the potential dilutive impact of this conversion on public shareholders.

Certain Defined Terms, page 2

2.   Throughout your filing, you refer to fans, consumers, users, and customers. Please revise your disclosure to clarify the differences between these terms, as they are used throughout your filings, sometimes interchangeably. Please also clearly define the differences between talent, partners, and collaborators.

Q: What equity stake will current BRPM Stockholders and FaZe Stockholders hold . . ., page 14

3.   Please revise your disclosure regarding the ownership of the post-combination company to:

•   Present the Sponsor's aggregate ownership interest instead of allocating the Sponsor's interest between the PIPE Investors and the Sponsor;

•   Disclose the Sponsor's and its affiliates' total potential ownership interest assuming exercise and conversion of all convertible securities. In this regard, it appears you are excluding the shares of common stock underlying BRPM warrants;

•   Offer at least one additional interim redemption scenario between those you currently present; and

•   Show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level.

Please make conforming revisions throughout your filing.

Q: May our Sponsor and our officers and directors purchase Public Shares . . ., page 20

4.   We note your disclosure that "the Sponsor, FaZe and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Business Combination Proposal." Please tell us how these purchases comply with Rule 14e-5 of the Exchange Act.

Summary of the Proxy Statement/Prospectus, page 25

5.   Please include the disclosure required by Items 3(g) and (h) of Form S-4.

The PIPE Investment, page 30

6.   Please identify the FaZe PIPE Investor, or tell us why you believe you are not required to do so.

Interests of BRPM's Directors and Officers in the Business Combination, page 36

7. We note your disclosure on page 34 that "The BRPM Board considered the corporate governance provisions of the Proposed Charter and the effect of those provisions on the governance of FaZe following the Closing." Please briefly describe the risks or negative factors considered with respect to the effect of the provisions on the Proposed Charter on the governance of FaZe following the completion of the business combination.

8. Please disclose the length of time following the business combination the you will continue to indemnify your directors and officers and maintain a directors' and officers' liability insurance policy.

9. Please revise your presentation of the aggregate amount the Sponsor and its affiliates have at risk that depends upon the completion of a business combination to include the $6,037,500 fee payable to B. Riley Securities pursuant to the Business Combination Marketing Agreement and any deferred underwriting fees from BRPM's IPO payable to B. Riley Securities.

Risk Factors, page 53

10. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. In addition, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

"We have experienced rapid growth since our inception . . .", page 54

11. We note your disclosure that you have experienced rapid growth in the U.S. and internationally since your inception. Please clarify what is meant by "rapid growth," and disclose whether this growth refers to the increase in your revenue alone or other additional factors.

"Esports professionals, influencers and content creators . . .", page 55

12. Please file the agreement with the creator who accounted for 16% of your revenue for the year ended December 31, 2020, and identify the creator in your filing. Please also briefly describe the material terms of the agreement, including the duration of the agreement.

"Our business, content, and products . . .", page 68

13. You disclose that "Certain of our digital content offerings are subject to new laws or regulations or evolving interpretations and application of existing laws and regulations.

The growth and development of electronic commerce, virtual items and virtual currencies has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and distribution of content in certain territories." Please expand your discussion to identify the certain digital content offerings, and to describe the specific laws and regulations that have limited or restricted the sale and distribution of your products and content, if material.

"The Public Stockholders will experience dilution . . .", page 81

14.   Please revise your disclosure to include at least one interim redemption scenario.

The Merger Agreement
Representations and Warranties, page 102

15.   We note your bullet points throughout this section providing the general topics covered by the representations and warranties of each party. Where material, please amend your disclosure to describe the specific representations and warranties of each of the parties covered by these general bullet points.

Background to the Business Combination, page 111

16.   Please disclose in more detail the relationship between FaZe and theMaven, Inc. In addition, please clarify how the BRPM Board considered the potential conflict of interest presented by Mr. Levinsohn's prior relationship with FaZe in negotiating and recommending the business combination.

17.   BRPM's current charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

18.   We note your disclosure that between July 18, 2021 and July 29, 2021, BRPM and FaZe discussed the pre-money equity value of FaZe being between $600 million and $650 million. Please clarify whether BRPM or FaZe proposed an initial valuation figure, what that valuation figure was, how the amount evolved throughout the negotiations, and when the parties came to agreement on the final $650 million pre-money equity value.

19.   We note that starting July 18, 2021, the parties began negotiating a letter of intent, which culminated in an executed letter of intent on July 29, 2021. Please revise the discussion to discuss the material terms of the initial letter of intent and subsequently exchanged drafts, proposals or any feedback or negotiations related thereto in greater detail. In this regard, we note that the included summaries are brief and do not present a clear understanding of how the parties negotiated the material terms of the proposed business combination. For example, you disclose on page 112 that, between July 18, 2021 and July 29, 2021, BRPM and FaZe negotiated the letter of intent, focusing on the pre-money equity value of FaZe, the post-closing ownership of the current FaZe securityholders, the minimum cash at closing of the business combination, and the required size of the PIPE Investment and

Daniel Shribman
B. Riley Principal 150 Merger Corp.
December 7, 2021
Page 5

other conditions needed to consummate the potential transaction, but you do not provide detail about the relevant positions of each party and how they ultimately came to an agreement upon these terms. In your revised disclosure, explain the reason and significance of the issues and terms discussed, each party's position on such issues, and how you reached agreement on the final terms.

20. We note that BRPN engaged in an extended period of due diligence from July 16, 2021 to October 15, 2021. Please disclose if and how that due diligence effort impacted the terms of the transaction.

21. We note your disclosure that on August 15, 2021 and August 17, 2021, Mr. Shribman began conversations with FaZe to begin the discussion of the board member search for the post-closing company. Please include more detail regarding the negotiations around the post-closing company board structure and disclose whether any parties will have board designation rights.

22. We note your disclosure on page 112 that on July 9, 2021, an initial conference call took place with management of BRPM, FaZe, Citigroup, M. Klein and Company, and Evolution Media Capital. We also note your disclosure on page 113 that prior to the execution of the LOI, FaZe engaged Citigroup, EM Securities LLC and M Klein for the provision of capital markets advisory services in connection with the proposed Business Combination. Please clarify the role of each advisor throughout your disclosure in this section, and quantify any fees payable to these advisors for their services, including fees upon consummation of the Business Combination, and additional performance fees at FaZe's discretion. Please also tell us whether any of these financial advisors delivered any reports to the BRPM Board that were materially related to the transaction.

23. We note your disclosure on page 114 that "Telephonic conference calls were held on: (i) August 20, 2021 to discuss general legal matters, (ii) October 11, 2021 to discuss general business and finance matters, (iii) October 11, 2021 to discuss tax matters, (iv) October 13, 2021 to discuss employment compensation and benefits matters, and (v) October 14, 2021, to discuss intellectual property, cybersecurity and data privacy matters." Please provide additional detail regarding the matters discussed at each of these meetings, rather than general disclosure of the topics discussed. Make conforming changes throughout your disclosure, including relative positions of the parties related to these matters and negotiations of these terms at each meeting.

The BRPM Board's Reasons for the Approval of the Business Combination, page 116

24. Please amend your disclosure to provide support for your statement that FaZe has a "large addressable market."

Certain Projected Information, page 118

25. We note your disclosure on page 119 that BRPM undertakes no obligations and expressly disclaims any responsibility to update or revise, or publicly disclose any update or

revision to the projections, for events that may have occurred or that may occur after preparation of the projections, even in the event that any or all of the assumptions underlying the projections are in error or change. Please revise to state when such projections were prepared and confirm whether or the projections still reflect management's views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections. Please also advise us as to the circumstances that could arise where all of the assumptions shown are in error yet BRPM would bear no obligation to update. To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the federal securities law is the exception in such instances, especially in the context of the proposed transaction.

26. We note your disclosure on page 112 that the $600-$650 million pre-money equity valuation discussed while negotiating the letter of intent was determined by comparing the projected pro forma enterprise valuation of FaZe based on 2023 and 2024 revenue metrics to a range of public comparable companies within several related sectors, including premium content/intellectual property, sports teams, games/Esports, lifestyle brands, and digital platforms, and that the BRPM Board concluded the pre-money equity valuation of FaZe was an attractive value. However, in this section you include not only revenue, but also gross profit and Adjusted EBIDTA projections, for a longer period from 2021 through 2025, and you have not included any comparable companies analysis. Please tell us whether the projections referred to on page 112 are the same projections disclosed on page 119, and if not, please include such projections in your filing. Please include the comparable companies analysis that the board reviewed as well, including identification of the comparable companies and the relevant enterprise valuation of the companies considered.

27. We note the investor presentation for prospective investors in the PIPE Subscription that was included in the 8-K BRPM filed on October 25, 2021. We note the presentation includes a similar set of projections to the projections discussed on page 119 but also includes different underlying assumptions. Please tell us whether the projections contained in the investor presentation are different from the projections included in your filing. If so, please include such projections in your filing, explain the material differences, and clarify whether the Board considered the additional analyses in recommending that the BRPM shareholders approve the transaction. To the extent a third party prepared the projections and provided it to BRPM, please include the information required by Item 1015(b) of Regulation M-A.

28. Please disclose the process for preparing the projections, including how and why the timeframe leading out to 2025 projected financial results was selected. Please also disclose whether or not the projections are in line with historic operating trends, and if not, explain why the change in trends is appropriate.

29. Please quantify, where applicable, the underlying assumptions discussed on page 119.

The Binding Charter Proposals
Binding Charter Proposal A
Classification of Board, page 125

30.   State whether vacancies which occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be so filled for the remainder of the full term. Refer to Instruction 1 to Item 19 of Schedule 14A.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 156

31.   Refer to footnote (F) – Please revise to disclose the conversion terms of the FaZe Notes that are being converted to equity in connection with the business combination transaction.

32.   Refer to footnote (G) – Please explain in footnote (G) why the liability classified warrants will be converted to equity in connection with the business combination transaction.

33.   Refer to footnote (J) – Please disclose the conversion terms by which the FaZe preferred stock will convert to common stock in connection with the business combination transaction

34.   Refer to footnote (K) – Please disclose the significant assumptions used to determine the impact of the accelerated vesting of the FaZe stock options.

4. Net Loss Per Share, page 158

35.   Please revise to explain in further detail how you calculated or determined the weighted average shares of Class A common stock outstanding under both the no redemption and maximum redemption scenarios.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 158

36.   Refer to footnote (BB) – Please revise to disclose the amount of debt converted and the related interest rate thereon that were used to calculate this pro forma adjustment.

37.   Refer to footnote (EE) – Please revise to disclose the amount of the PPP loan repaid and the related interest rate thereon that were used to calculate this pro forma adjustment.

38.   Refer to footnote (II) – Please revise to disclose how you calculated or determined the amount of the loss on extinguishment of debt and the amortization of the beneficial conversion feature related to the conversion of the FaZe notes.

Business of New FaZe, page 174

39. Please amend your disclosure to add a discussion of your customer concentrations that are referenced on pages 55 and F-37.

40. We note your disclosure that you have established "a large and engaged global audience with a strong loyalty to the FaZe brand." Please tell us how management tracks customer loyalty to the FaZe brand and what consideration you gave to including any such metrics in the filing. As a related matter, we note your disclosure that you are "a leading digital content platform created for and by Gen Z and millennials." Please disclose the measure by which you are a "leading" digital content platform. For example, disclose whether you lead by revenues, market share, or some other metric.

Platform
Audience, page 176

41. Please amend your disclosure to clarify whether you commissioned the Ypulse survey referenced in this section. If so, please file the consent of Ypulse as an exhibit to your registration statement, or tell us why you believe you are not required to do so. See Section 7 and Rule 436 of the Securities Act.

Monetization
Brand Sponsorship, page 177

42. We note your disclosure on page 60 that your most important commercial contract is a contract with a global sponsor representing industries including beverages, supplements and energy drinks, and if you fail to renew or replace this key commercial agreement on similar or better terms, you could experience a material reduction in your commercial revenue. In this section, please include a description of the key terms of your material sponsorship agreements, including the agreement referenced on page 60, and file such agreements as exhibits to the registration statement. Please also amend your disclosure to identify this global sponsor. Refer to Item 601(b)(10) of Regulation S-K.

Government Regulation and Compliance, page 182

43. Please amend your disclosure to briefly describe the specific "laws in the U.S. and abroad" that affect your business, including the relevant laws and regulatory bodies, how each of these laws and regulations affects your business, and a description of any past, current, or potential instances of material noncompliance with any of these laws.

COVID Impact, page 183

44. We note your disclosure describing the positive impact of COVID-19 on video game usage and your content creators' channels, and the negative impact of COVID-19 on ESports as whole. Please amend your disclosure to state whether you expect either or both of these trends to continue in future periods. As a related matter, we note your

disclosure that "While the COVID-19 impact impacted primarily our Esports business, because our business does not depend solely on Esports, we were able to drive engagement and brand value across other businesses and improve focus on our content creation," and that you "have also received important sponsorship deals at our brand level with McDonalds, and General Mills since the start of the pandemic." Please amend your disclosure to clarify whether you believe your sponsorship deals with McDonalds and General Mills and your ability to drive engagement were directly related to the uptick in video game usage and content creation due to COVID-19, and whether you expect to continue to be able to drive similar engagement and achieve similar sponsorship deals in future periods when the COVID-19 pandemic and related consumer behaviors subside.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 184

45. To give investors more context, particularly with regard to your COVID-19 disclosure, please include a breakdown of the revenue generated by each of your revenue streams comparable to the breakdown included on page F-40.

Key Performance Indicators, page 184

46. We note that your "Total Reach" metric is computed by combining subscribers on YouTube, Twitter, Instagram, TikTok, and Twitch social media platforms. We also note that an individual subscriber can be a subscriber on all or multiple platforms. Please further explain the limitations of combining all of these social media platforms to derive this metric. To provide investors with more context regarding this metric, please supplement this disclosure by providing the breakdown of subscribers for each of these social media platforms.

47. We note "Aggregate YouTube Subscribers" metric is the number of subscribers your total talent pool has on YouTube as well as company-operated YouTube channels. We also note that you currently present 86 creators along with their subscribers on the company website. Please supplement your disclosure by disclosing subscribers for company-operated YouTube channels and separately subscribers for your talent pool. In addition, please disclose the number of talent pool YouTube channels that are being combined to compute this metric.

48. We note you define Average Revenue per User as your total consolidated GAAP revenues divided by your total Aggregate YouTube Subscribers. We note that Aggregate YouTube Subscribers metric increases only when a subscriber initially follows FaZe or a FaZe talent member on YouTube. Please clarify the difference between a user and a subscriber, and how this metric is impacted by subtractions in your talent pool.

Key Components of Sales and Expenses
Revenue, page 190

49. We note your disclosure discussing how you generate revenue from your four different

revenue types. Please address the following issues:

- Amend your disclosure to provide additional detail regarding how you generate revenue from your brand and talent sponsorship deals, including a description of the "various promotional vehicles," how you charge fees for your services under these agreements, and whether and how you receive a share of the talent deals that are made directly with your individual FaZe talent members.

- Briefly define "cost per view" as it relates to your revenue from Google AdSense.

- You disclose that "Our Esports revenue consists of league participation revenue, prize money, player transfer fee revenue, and licensing of intellectual property revenue. League participation revenue is generated from prize winnings, advertising, and revenue share payments from our participation in closed Esports leagues." Please describe the following: (1) how you generate revenue from prize winnings; for example, disclose whether you receive full prize winnings or whether you share these winnings with Esports professionals; (2) describe how you generate revenue from advertising in connection with your Esports events; (3) describe the typical revenue percentage or a range of revenue percentages you receive from your participation in closed Esports leagues.

- You disclose that "Player transfer fee revenue is earned through player transfer agreements in connection with our talent's earnings." Describe the terms of the player transfer agreements, including how you earn revenue from player transfers.

Non-GAAP Information, page 193

50.   We note that your Adjusted EBITDA includes adjustments for the past two years for "legal settlement expense" and "legal fees outside of the normal course of business." Please further explain the types of costs are included in these adjustments and why they have been characterized as non-recurring in nature, considering that they were incurred during each year presented. See Question 102.03 of our Non-GAAP Compliance & Disclosure Interpretations.

Description of New FaZe Securities
Anti-Takeover Effects of Provisions of the Proposed Charter, the Proposed Bylaws and Applicable Law, page 201

51.   Please add a discussion of the advance notice requirements for nominations for election to New FaZe's board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings and the limitations on who may call a special meeting in your proposed bylaws. In addition, your disclosure suggests that your proposed charter will waive corporate opportunities, but the charter filed as Annex B does not include such provision. Please revise for consistency.

Beneficial Ownership of Securities, page 211

52.   Please disclose the beneficial ownership of FaZe prior to the business combination. Refer to Item 18(a)(5)(ii) of Form S-4.

Certain Relationships and Related Party Transactions
FaZe
Cox Investment Holdings, page 227

53.   We note your disclosure that "On October 24, 2021, Cox entered into a letter agreement with FaZe, pursuant to which, among other things, (i) Cox agreed to convert the Cox note and any additional note purchased by exercising the Cox Right (including the interest thereon) into shares of FaZe common stock immediately prior to Closing." Please amend your disclosure to provide an estimate of the number of shares of FaZe that will be issued to Cox pursuant to the conversion of the Cox note and, in an appropriate place in your filing, discuss any resulting dilution to shareholders of New FaZe as a result of this conversion.

Material U.S. Federal Income Tax Considerations, page 231

54.   We note your disclosure in this section describes only the tax consequences of redemption of BRPM Class A common stock. Please revise your disclosure to discuss the tax consequences of the Business Combination as a whole and file an opinion, as needed. In this regard, we note that Section 9.4 of the Merger Agreement provides that the parties intended that the Business Combination be treated as a transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Refer to Section III of Staff Legal Bulletin 19.

FaZe Clan Inc. Financial Statements
Consolidated Statement of Operations, page F-33

55.   Please explain why the weighted average number of common shares used to compute your basic and diluted earnings per share for the year ended December 31, 2020 exceeds the number of Class A shares outstanding at both December 31, 2019 and 2020. Please advise or revise as appropriate.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition and Contract Balances, page F-39

56.   We note your revenue recognition policy for "Content" which states the amount of revenue earned is reported to you monthly and is recognized upon receipt of the report of viewership activity. You further state "Payment terms and conditions vary by contract type, but payments are generally due within 30 to 45 days after the end of each month." Please further clarify the contract types, if the contracts are with customers, or who the

parties are to these contracts.

57.   In the Risk factors on page 69 you state "In addition, we also identified a material weakness in regard to inappropriate reliance on service providers for revenue recognition due to lack of evaluation of related SOC 1 reports and/or controls at the related service organizations." Please explain the reports that are used and how you determined the appropriate transaction price for recording revenue. Refer to ASC 606-10-32.

58.   We note that you recorded contract assets of $1.3M and $2.2M for years ended December 31, 2020 and December 31, 2019, respectively. We also note your policy that contract assets generally consist of arrangements for which you have recognized revenue to the extent it is probable that significant reversal will not occur but do not have a right to invoice as of the reporting date. Please explain the terms of your arrangements under which you have recognized revenue but do not have right to invoice.

Loss Per Common Share, page F-43

59.   Please revise the table disclosing your potentially dilutive securities to include the outstanding common stock warrants disclosed in the table on page F-54 of your financial statements or explain why you do not believe this is required.

 You may contact Nasreen Mohammed at 202-551-3773 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Era Anagnosti, Esq.